Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
October 22, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since September 1, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

11/29

Enclosures: Annex A

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE September 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

The Rules for Handling Shares amended October 1, 2007 according to the resolution of Board of Directors held on September 27, 2007
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

* The amendment of the rule was to be adjusted to the amendment of the Trust Law and the privatization of Japan Post Group.

Exhibit A-1

(Translation)

THE RULES FOR HANDLING SHARES

OF

KAO CORPORATION

Amendment resolved: September 27, 2007

CHAPTER I

GENERAL PROVISIONS

Article 1. *(Purpose)*
By the authority granted by the Articles of Incorporation, these Rules shall govern the handling of Shares, fees thereof and procedures for exercising the rights of Shareholders; provided however, with respect to the handling of Shares owned by Beneficial Shareholders, in addition to the procedures set out in these Rules, that the rules provided by the Japan Securities Depository Center, Inc. (the "JASDEC") shall also be applicable.

Article 2. *(Administrator of Shareholder Register)*
The Administrator of Shareholder Register designated with respect to the Shareholder Register and the Beneficial Shareholder Register of the Company, its handling office, and its liaison offices shall be as follows:

Administrator of Shareholder Register: The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome, Minato-ku, Tokyo

Handling office: The Chuo Mitsui Trust and Banking Company, Limited
(Head Office) 33-1, Shiba 3-chome, Minato-ku, Tokyo

Liaison Offices: All branch offices in Japan of The Chuo Mitsui Trust and Banking Company, Limited
Head Office, branch offices and local offices of Japan Securities Agents, Ltd.

2. All requests, reports and applications and other procedures with respect to matters which the Company entrusts to the Administrator of Shareholder Register shall be handled by the Administrator of Shareholder Register.

Article 3. *(Method of Making Requests, Etc.)*
All requests, reports and applications required by these Rules shall be made in the forms prescribed by the Company and affixed with the relevant seal impression prescribed by Article 12.

2. Should any request, report or application required by these Rules be made by proxy, a document evidencing the authority of the proxy shall be submitted, and should any such act be required to be made with the consent of a guardian *(hosanin)* or an assistant *(hojonin)*, a document evidencing such consent shall be submitted.
3. In case of submitting the Share Certificates requested in accordance with the provisions of Article 4, Article 5, Article 9 and Article 15, the name of a Shareholder or a pledgee shall be indicated in the space provided therefor.
4. If the Company deems necessary, it may require that certain certificates or letters of indemnification, etc. be submitted with respect to any request, report or application required by these Rules.

CHAPTER II

REGISTRATION OF TRANSFER OF SHARES

Article 4. *(Registration of Transfer of Shares)*
In case a Shareholder requests to be listed or recorded in the Shareholder Register (the "Registration of Transfer of Shares"), a written request therefor shall be submitted together with the Share Certificates concerned.
2. In case registration of transfer of Shares is requested for reasons other than assignment, a written request therefor together with a document evidencing the acquisition of the transferred Shares and the Share Certificates concerned shall be submitted; provided, however, that if no Share Certificates have been issued for such Shares, submission of Share Certificates shall not be required.

Article 5. *(Registration of Transfer of Shares Where Special Procedure is Required by Law or Ordinance)*
In case the performance of special procedures is required by law or ordinance for transfer of Shares, a document evidencing the completion of such special procedures shall also be submitted.

CHAPTER III

LISTING OR RECORDATION IN THE REGISTER OF BENEFICIAL SHAREHOLDERS

Article 6. *(Submission of the Beneficial Shareholders Card)*
In case a Beneficial Shareholder requests to be listed or recorded in the Beneficial Shareholder Register, such Beneficial Shareholder's Beneficial Shareholders Card prescribed by the JASDEC shall be submitted to the JASDEC through the Participant(s) thereof having the Beneficial Shareholder's account.

Article 7. *(Listing or Recordation in the Beneficial Shareholder Register)*
Listing or recordation in the Beneficial Shareholder Register shall be made upon notification by the JASDEC concerning the Beneficial Shareholders in question and the submission of the Beneficial Shareholders Cards in accordance with the

preceding Article.

Article 8. *(Integration of Beneficial Shareholder Register and Shareholder Register)*
In case the name and address of a Shareholder listed or recorded in the Beneficial Shareholder Register is deemed to be the same as the name and address of a Shareholder listed or recorded in the Shareholder Register, the number of Shares listed or recorded in the Beneficial Shareholder Register and that listed or recorded in the Shareholder Register shall be aggregated with respect to the exercise of such person's rights of Shareholder.

CHAPTER IV
REGISTRATION OF PLEDGE

Article 9. *(Registration of Pledge and Cancellation Thereof)*
In case registration or cancellation of a pledge of Shares or any change thereto is requested, a written request therefor jointly signed by the pledgor and the pledge shall be submitted together with the Share Certificates concerned.

CHAPTER V

NON-POSSESSION OF SHARE CERTIFICATES

Article 10. *(Request for Non-possession of Share Certificates)*
In case non-possession of Share Certificates by a Shareholder is requested, a written request therefor shall be submitted together with the Share Certificates concerned; provided, however, that if such Share Certificates have not yet been issued, submission of Share Certificates shall not be required.

Article 11. *(Request for Issuance of Share Certificates on Non-possession Status)*
In case a Shareholder who previously requested non-possession of Share Certificates subsequently requests the issuance of the share certificates, a written request therefor shall be submitted.

CHAPTER VI

REPORTS

Article 12. *(Report of Name, Address and Seal Impression of Shareholders)*
A Shareholder or a Beneficial Shareholder or his/her legal representative shall report to the Administrator of Shareholder Register his/her name, address and shall submit his/her seal impression (if a Shareholder or a Beneficial Shareholder is a corporation, the name of the corporation and the name and position of the representatives of such corporation/ if Shareholders or Beneficial Shareholders own Shares jointly, the name of the representative); provided, however, that a foreigner who is accustomed to signing his/her name may substitute his/her specimen signature for the seal impression.

Article 13. *(Standing Proxy or Report of Address by Non-resident Shareholders)*
A Shareholder or a Beneficial Shareholder or his/her legal representative who is not residing in Japan shall, in addition to the procedures referred to in the preceding Article, either appoint a standing proxy or designate a mailing address in Japan, and shall report such information to the Administrator of Shareholder Register.

Article 14. *(Representative of Jointly-Owned Shares)*
Shareholders or Beneficial Shareholders who own Shares jointly shall appoint one representative and shall submit a report thereof together with the name and seal impression of all the joint owners.

Article 15. *(Making Changes to Submitted Reports)*
In case of any change to the address or seal of a Shareholder or a Beneficial Shareholder or his/her legal representative, such person shall submit a report describing such change; provided, however, in case Shareholder's new seal impression is filed without a filed seal impression, his/her official registered seal impression and its certificate shall be required to report.
2. In case of any change to a Shareholder's or his/her legal representative's family name or first name, such person shall submit a report together with the Share Certificates concerned and a document evidencing such change; provided, however, that if no Share Certificates have been issued, submission of Share Certificates shall not be required.
3. In case of any change to a Beneficial Shareholder's or his/her legal representative's family name or first name, such person shall submit a report together with a document evidencing such change.
4. In case of any change to a Shareholder's legal representative (including appointment or removal of his/her legal representative), such Shareholder shall submit a report together with a document evidencing such change.
5. In case of any change to the representative of Shareholders or Beneficial Shareholders who own Shares jointly, the representative shall submit a report thereof together with the name and seal impression of all the joint owners; provided, however, that if no Share Certificates have been issued or in case the Shareholder is a Beneficial Shareholder, submission of Share Certificates shall not be required.
6. In case of any change to a corporate representative, a report together with a document evidencing such change shall be submitted.
7. In case of any change to a corporate representative's position, a report describing such change shall be submitted.
8. In case of any change to the corporate organization of a legal entity, a report together with a document evidencing such change shall be submitted.

Article 16. *(Special Provisions for Reporting by Beneficial Shareholders)*
In case a report required by this Chapter is to be submitted by a Beneficial Shareholder, such report shall be submitted through the Participant(s); provided, however, for matters submitted directly to the Company by a Beneficial Shareholder in accordance with the rules provided by the JASDEC, the provisions of this Article shall not apply.

Article 17. *(Application of Provisions Mutatis Mutandis to Registered Pledgees of Share, etc.)*

The provisions of this Chapter shall apply *mutatis mutandis* to registered pledgees of Share and trustees of trust asset and standing proxies.

CHAPTER VII

DENOMINATION AND INDICATION OF SHARE CERTIFICATES

Article 18. *(Denominations of Share Certificates)*
All Share Certificates issued by the Company shall be in the denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000), ten thousand (10,000) and one hundred thousand (100,000) Shares; provided, however, for any number of Shares less than one hundred, the Company may issue Share Certificates evidencing such number of Shares.
2. Shareholders shall not request issuance of Share Certificates for Shares less than One Unit Share except pursuant to the provisions of Article 11, Article 22, and Article 23.
3. Notwithstanding the provisions of Paragraph 1 of this Article, with respect to Shares registered in the name of the JASDEC, Share Certificates evidencing any number of Shares not provided in Paragraph 1 may be issued upon the request of the JASDEC.

Article 19. *(Indication of Shareholder)*
A Share Certificate shall indicate the name of the Shareholder.
2. In case registration of a transfer of Shares is made, the name of the Shareholder and the day, month and year when the change in the Shareholder Register is made shall be inscribed on the reverse side of Share Certificate in the place provided therefor, and certified by the Administrator of Shareholder Register with its seal impression.
3. Any notifications required for matters provided in Article 15 shall be made in accordance with the provisions of Paragraph 2 of this Article.

Article 20. *(Indication of Pledge)*
In case registration or cancellation of a pledge is requested in accordance with the provisions of Article 9, such change, and the day, month and year recorded in the Shareholder Register should be indicated on the Share Certificate and certified by the Administrator of Shareholder Register with its seal impression.

CHAPTER VIII

REISSUANCE OF SHARE CERTIFICATES

Article 21. *(Reissuance due to Split or Consolidation)*
In case issuance of new Share Certificates is required for the purpose of splitting or consolidating Share Certificates, a written request therefor shall be submitted together with the Share Certificates concerned.

Article 22. *(Reissuance due to Lack of Space)*
In case the available space on a Share Certificate for writing the names of acquirers is completely filled, such Share Certificate shall be returned and a new Share Certificate shall be issued.

Article 23. *(Reissuance due to Mutilation or Defacement)*
In case issuance of new Share Certificates is requested due to mutilation or defacement, a written request therefor shall be submitted together with the Share Certificates concerned; provided, however, that if it is difficult to discern whether a Share Certificate in question is genuine because of excessive mutilation or defacement, it is deemed to be a lost Share Certificate and the provisions of CHAPTER IX shall apply *mutatis mutandis*.

Article 24. *(Automatic Consolidation of Less than One Unit Share Certificates)*
If Share Certificates, which individually represent Shares that are less than One Unit Share, but in aggregate amount to a full Unit Share or an integral multiple of a Unit Share, are submitted for registration of transfer of Shares, such Share Certificates shall be consolidated into full Unit Share Certificates, unless the party requesting such registration instructs otherwise.

CHAPTER IX

THE REGISTRATION OF LOST SHARE CERTIFICATES

Article 25. *(Application for Registration of Lost Share Certificates)*In case an application is made registration of lost Share Certificates, such written application shall be submitted together with relevant documents evidencing acquisition of such Share Certificates, the loss thereof, and the identity of the applicant prescribed by Administrator of Shareholder Register; provided, however, in case a Shareholder or a registered pledgee of Share listed or recorded in the Lost Share Certificate Register applies for registration of lost Share Certificates, only the document evidencing loss of the Share Certificates shall be required.

Article 26. *(Application for Cancellation of Registration of Lost Share Certificates by a Registrant of Lost Share Certificate Register)*
In case a registrant of Lost Share Certificate Register applies for cancellation of the registration of such lost Share Certificates, a written application shall be submitted.

Article 27. *(Application for Cancellation of Registration of Lost Share Certificates by a Possessor of Share Certificates)*
In case a possessor of Share Certificates registered as lost Share Certificates, except a registrant of the Lost Share Certificate Register therefor, made an application of canceling the registration of lost Share Certificates, such written application shall be submitted together with the Share Certificates concerned and a document proving the identity of the applicant prescribed by Administrator of Shareholder Register; provided, however, in case a Shareholder or a registered pledgee of Share listed or recorded in the Lost Share Certificate Register files the objection, the document proving the identity of the applicant shall not be required.

Article 28. *(Application of Provisions Concerning Reports)*
In case a registered holder of lost Share Certificate who is not a Shareholder or a registered pledgee of Share listed or recorded in Shareholder Register requests changes to matters recorded in the Lost Share Certificate Register, the provisions of Articles 12 through 15 hereof shall apply *mutatis mutandis*.

CHAPTER X

PURCHASE OF LESS THAN ONE UNIT SHARE

Article 29. *(Request for Purchase of Shares)*
In case a Shareholder requests the Company to purchase Shares of Less than One Unit Share, a written request therefor (the "Request for Purchase") shall be submitted together with the Share Certificates concerned; provided, however, that if no Share Certificates have been issued for such Shares, submission of Share Certificates shall not be required.
2. In case a Request for Purchase is made by a Beneficial Shareholder, such request shall be made through the JASDEC and the Participant(s).

Article 30. *(Determination of Purchase Price)*
The purchase price for Shares of Less than One Unit Share pursuant to a Request for Purchase shall be the closing price per Share on the Tokyo Stock Exchange on the day on which such request is accepted at the handling office or any of the liaison offices of the Administrator of Shareholder Register referred to in Article 2(the "Request Date"); provided, however, if no sale and purchase transaction takes place on the Tokyo Stock Exchange on that day, the purchase price will be the opening price per Share on the following business day.

Article 31. *(Payment of Purchase Price)*
The purchase price of Shares of Less than One Unit Share pursuant to a Request for Purchase shall be paid at the place where such request is accepted within six business days of the day following the day on which the purchase price referred to in the preceding Article is determined, except a case the Company determines otherwise; provided, however, if the purchase price reflects the right to receive dividends, distribution of new Shares pursuant to stock split, etc., such payment shall be made on or prior to the Record Date.
2. The requesting Shareholder may request that the payment be made to a specified bank account or made in cash at Japan Post Bank.
3. The Company may deduct from the purchase price any handling charge specified in Article 43, Paragraph 4.

Article 32. *(Transfer of Purchased Share)*
The title to the Shares purchased pursuant to a Request for Purchase shall be transferred to the Company on the day when the payment of purchase price is made or the performance of payment procedure is completed as provided in the preceding Article.

CHAPTER XI

INCREASING SHARES OF LESS THAN ONE UNIT SHARE THROUGH PURCHASE

Article 33. *(Request for Sale of Shares)*
In case a Shareholder having Less than One Unit Share requests that the Company sell such number of Shares (the "Request for Sale") so that together with the number of Shares sold by the Company, the resulting number of Shares owned by such Shareholder will constitute One Unit Share, a written request therefor shall be submitted together with the Share Certificates concerned and an advanced payment as prescribed in the following Article; provided, however, that if no Share Certificates have been issued for such Shares, submission of Share Certificates shall not be required.
2. In case a Request for Sale is made by the Beneficial Shareholders, such request shall be submitted to the Company through the JASDEC and the Participant(s) thereof having the Beneficial Shareholder's account.

Article 34. *(Advanced Payment)*
The advanced payment shall be the amount obtained by multiplying the closing price per share on the Tokyo Stock Exchange on the business day immediately preceding the Request Date (if no sale and purchase transaction takes place on such day, the closing price per Share on the day immediately preceding such day) by the number of Shares requested for sale, and multiplying the result by 1.3. Any fraction less than 1,000 yen shall be rounded up; provided, however, in case Request for Sale is made by a Beneficial Shareholder, the relevant rules are provided by the JASDEC.
2. The Company may suspend acceptance of a Request for Sale when the amount paid as advanced payment by the requesting Shareholder is less than the amount determined according to the preceding paragraph.

Article 35. *(Request for Sale Exceeding the number of Shares reserved by the Company)*
In case the aggregate number of Shares requested to be sold pursuant to the Requests for Sale in one day exceeds the number of Shares reserved by the Company for such purpose, no Request for Sale made on that day shall be effective.
2. When the number of the Shares reserved by the Company for the Request for Sale decreases below 10,000 shares, the Company shall suspend acceptance of any additional Requests for Sale.

Article 36. *(Effective date of Request for Sale)*
The Request for Sale shall be effective on the day such request is accepted at the handling office or any of the liaison offices of the Administrator of Shareholder Register referred to in Article 2.

Article 37. (*Suspension Period of Request for Sale)*
The Company shall suspend acceptance of any Request for Sale for a period of twelve (12) business days prior to and including March 31 and for a period of twelve

(12) business days prior to and including September 30.
2. In addition to the periods referred to in the preceding paragraph, the Company may suspend acceptance of the Request for Sale at any time it deems necessary.

Article 38. *(Sale Price)*
The sale price per share for Shares of Less than One Unit Share pursuant to a Request for Sale shall be the closing price per share on the Tokyo Stock Exchange on the effective date of the related Request for Sale; provided, however, if no sale and purchase transaction takes place on such day, the sale price shall be the opening price per share on the following business day.
2. If advanced payment is less than the amount of sale price and the handling charge provided in Article 43, Paragraph 5 (collectively, the "Sale Price"), the Company shall request the shortfall. In this case, if the shortfall is not paid within five (5) business days following the day on which the request is made, the related Request for Sale shall be canceled.

Article 39. *(Receipt of Sale Price)*
The Sale Price, as part of the advanced payment, must be received by the Company within six (6) business days from the day following the day on which the Sale Price is determined or the day on which any shortfall is paid in accordance with the preceding Article; provided, however, if the Sale Price reflects the right to receive dividends, distribution of new Shares pursuant to stock split, etc., such payment shall be made on or prior to the Record Date.
2. The Company shall pay back any excess amount of advanced payment over the Sale Price to the bank account or at Japan Post Bank in cash specified by the requesting Shareholder.

Article 40. *(Transfer of Sold Shares)*
The title to the Shares sold pursuant to the Request for Sale shall be transferred to the requesting Shareholder on the day the Company receives the Sale Price in accordance with the preceding Article.

Article 41. *(Issuance of Share Certificate)*
The Company shall, without delay, issue a Share Certificate for the shares sold pursuant to the Request for Sale, and deliver the same to the requesting Shareholder; provided, however, in case a Request for Sale is made by a Beneficial Shareholder, the provisions of this paragraph shall not apply.

CHAPTER XII

PROCEDURES FOR EXERCISING THE RIGHTS OF SHAREHOLDERS

Article 42. *(Procedures for Exercising the Rights of Shareholders to Make Proposals, etc.)*
In case a Shareholder demands Directors to convoke a Shareholders' meeting, include a certain matter in the agenda of a Shareholders' meeting and notify Shareholders an outline of the proposal by a Shareholder and exercises other rights of Shareholders including a notice of matter for which explanation is requested at a

Shareholders' meeting, etc., such demand and exercise of the Shareholders' rights shall be made in writing, except cases provided otherwise in these Rules.
2. In the case that a Director is demanded to describe in the convocation notice of a Shareholders' meeting the reason of Shareholder's proposal or information of candidate in the proposal of the election of Directors or Corporate Auditors in accordance with preceding clause and such reason or information is written over four hundred (400) letters, the director may describe an outline thereof.

CHAPTER XIII

HANDLING CHARGES

Article 43. *(Handling Charges)*
Charges in connection with the handling of the Shares of the Company are as follows;
(i) Issuance of Share Certificates in accordance with the provisions of Article 11. *(Request for Issuance of Share Certificates on Non-possession Status)*
Handling charge: the amount of stamp duty paid in connection with such issuance.
(ii) Issuance of Share Certificates in accordance with the provisions of Article 23 *(Reissuance due to Mutilation or Defacement)*
Handling charge: the amount of stamp duty paid in connection with such issuance.
(iii) Request for registration of lost Share Certificates in accordance with Article 25. *(Application for Registration of Lost Share Certificates)*
Handling charge: the amount of handling charge paid by the Company to the Administrator of Shareholder Register in connection with the Application for Registration of Lost Share Certificates.
(iv) Purchase of Shares in accordance with Article 29 *(Request for Purchase of Shares)*
Handling charge: the amount of handling charge paid by the Company to the Administrator of Shareholder Register in connection with the Request for Purchase of Shares.
(v) Sale of Shares in accordance with Article 33 *(Request for Sale of Shares)*
Handling charge: the amount of handling charge paid by the Company to the Administrator of Shareholder Register in connection with the Request for Sale of Shares.

SPPLEMENTRY PROVISION

(Transitional Measure regarding the Registration of Lost Share Certificates)
In case procedure of registration of lost Share Certificates were requested before May 1, 2006, the provisions as set forth in the laws and ordinances before the enforcement of the Corporation Law and following procedure shall be applied.
(i) In case an application is made objecting to the registration of lost Share Certificates, such written application shall be submitted together with the Share Certificates concerned and a document proving the identity of the applicant

determined by Administrator of Shareholder Register; provided, however, in case a Shareholder or a registered pledgee of Share listed or recorded in the register of Shareholders of lost Share Certificates files the objection, the document proving the identity of the applicant shall not be required.

(ii)In case issuance of new Share Certificates is required due to lapse of the old Share Certificates, a written request therefor shall be submitted.

(iii) Charges in connection with the handling of issuance of Share Certificates in accordance with the proceeding clause are as follows;
Handling charge: the amount of stamp duty paid in connection with such issuance.

Exhibit B-1

株式取扱規則

花 王 株 式 会 社

花王株式会社　株式取扱規則

（変更決議　昭和33年11月28日）
（変更決議　昭和37年10月30日）
（変更決議　昭和42年 3 月30日）
（変更決議　昭和43年 9 月28日）
（変更決議　昭和49年 5 月30日）
（変更決議　昭和50年 4 月25日）
（変更決議　昭和57年 9 月29日）
（変更決議　平成 3 年12月25日）
（変更決議　平成11年 9 月24日）
（変更決議　平成13年 9 月28日）
（変更決議　平成15年 3 月27日）
（変更決議　平成15年 6 月27日）
（変更決議　平成16年 4 月22日）
（変更決議　平成18年 6 月29日）
（変更決議　平成19年 9 月27日）

第１章　総　　　則

〔目　　的〕

第１条　当会社の株式に関する取り扱い及びその手数料並びに株主の権利行使の手続については、定款に基づきこの規則に定めるところによる。ただし実質株主に関する取り扱いに関しては、この規則のほか、株式会社証券保管振替機構（以下「保管振替機構」という）が定めるところによる。

〔株主名簿管理人〕

第２条　当会社の株主名簿及び実質株主名簿についての株主名簿管理人、同事務取扱場所及び同取次所は次のとおりとする。

株主名簿管理人
東京都港区芝三丁目33番1号
中央三井信託銀行株式会社

同　事務取扱場所
東京都港区芝三丁目33番1号
中央三井信託銀行株式会社　本店

同　取次所
中央三井信託銀行株式会社全国各支店
日本証券代行株式会社本店及び全国各支店

2．当会社が株主名簿管理人に委託した事務についての請求、届出、申出または申請等の手続きは、株主名簿管理人に対して行うものとする。

〔請求、届出等の方式〕

第3条　この規則により請求、届出、申出または申請等をするときは、当会社が定めた所定の書式によるものとし、これに第12条による届出印を押印しなければならない。

2．この規則による請求、届出、申出または申請等を代理人によって行うときは、代理権を証明する書面を、保佐人または補助人の同意を要するときは、同意を証明する書面を提出しなければならない。

3．第4条、第5条、第9条及び第15条の規定に基づき、株券を提出する場合は、取得者記名欄に、株主または質権者の氏名もしくは名称を記載することを要するものとする。

4．請求、届出、申出または申請等につき特に必要と認めるときは、当会社は証明書類の添付または保証書の差入を求めることができる。

第2章　名 義 書 換

〔名 義 書 換〕

第4条　株主名簿への記載または記録（以下「名義書換」という）を請求するときは、請求書に株券を添えて提出しなければならない。

2．譲渡以外の事由により名義書換を請求するときは、請求書に株券及びその取得の事由を証明する書面を添えて提出するものとする。ただし株券が発行されていないときは、株券の提出を要しない。

〔法令による別段の定めあるときの名義書換〕

第5条　株式の移転について法令による別段の手続を必要とするときは、請求書に株券及びその完了を証明する書面を添えて提出しなければならない。

第3章　実質株主名簿への記載等

〔実質株主票の提出〕

第6条　実質株主が実質株主名簿への記載または記録を請求するときは、保管振替機構が定めた所定の実質株主票を、株券保管振替制度の参加者（以下「参加者」という）を通じて提出するものとする。

〔実質株主名簿への記載等〕

第7条　実質株主名簿への記載または記録は、前条の実質株主票及び保管振替機構より提

出される実質株主に関する通知により行うものとする。

〔名　寄　せ〕

第8条　株主名簿に記載または記録された株主の住所及び氏名と、実質株主名簿に記載または記録された実質株主の住所及び氏名が同一と認められるときは、株主の権利行使に関しては、株主名簿の株式数及び実質株主名簿の株式数を合算するものとする。

第4章　質権の登録

〔質権の登録またはその抹消〕

第9条　株式につき質権の登録、変更またはその抹消を請求するときは、請求書に質権者及び質権設定者が連署し、その株券を添えて提出しなければならない。

第5章　株 券 の 不 所 持

〔株券不所持の申出〕

第10条　株券不所持の申出をするときは、申出書に株券を添えて提出しなければならない。ただし株券が発行されていないときは、株券の提出を要しない。

〔不所持株券の発行請求〕

第11条　株券不所持の申出をした株主が株券の発行を請求するときは、その旨の請求書を提出しなければならない。

第6章　諸　　　届

〔株主等の住所、氏名及び印鑑等の届出〕

第12条　株主、実質株主またはそれらの法定代理人は、その住所、氏名または名称（株主または実質株主が法人の場合は法人の名称及び代表者1名の資格、氏名、また株主または実質株主が株式を共有する場合は代表者1名の氏名）及び印鑑を届出なければならない。ただし署名の習慣ある外国人は、署名鑑をもって印鑑に代えることができる。

〔外国居住株主の常任代理人または受信場所の届出〕

第13条　外国に居住する株主、実質株主またはそれらの法定代理人は、前条の手続のほか、

日本国内に常任代理人を選任するかまたは通知を受けるべき場所を定めて届出なければならない。

〔株式を共有する株主の代表者〕

第14条　株式を共有する株主または実質株主は、その代表者1名を定め、届出書に共有者全員記名押印して届出なければならない。

〔届出事項の変更〕

第15条　株主、実質株主またはそれらの法定代理人は、届出の住所または印鑑を変更したときは、その旨を届出なければならない。ただし印鑑変更の届出が届出印によることができないときは、印鑑証明書を添えなければならない。

2．株主またはその法定代理人が改姓、改名、名称を変更したときは、届出書に株券及びその事実を証明する書面を添えて届出なければならない。ただし株券が発行されていないときは、株券の提出を要しない。

3．実質株主またはその法定代理人が改姓、改名、名称を変更したときは、届出書にその事実を証明する書面を添えて届出なければならない。

4．法定代理人を変更（設定、終了を含む）したときは、届出書にその事実を証明する書面を添えて届出なければならない。

5．共有株主または共有実質株主の代表者を変更したときは、届出書に共有者全員記名押印し、株券を添えて届出なければならない。ただし株券が発行されていないとき及び共有実質株主については、株券の提出を要しない。

6．法人の代表者を変更したときは、届出書にその事実を証明する書面を添えて届出なければならない。

7．法人の代表者の資格を変更したときは、その旨を届出なければならない。

8．法人の組織を変更したときは、届出書にその事実を証明する書面を添えて届出なければならない。

〔実質株主の届出方法に関する特例〕

第16条　実質株主が本章に定める届出をするときは、参加者を経由して届出るものとする。ただし保管振替機構の定めるところに基づいて、直接実質株主が当会社に届出る事項については、この限りでない。

〔登録株式質権者等への準用〕

第17条　本章の規定は登録株式質権者、信託財産の受託者及び常任代理人にこれを準用する。

第７章　株券の種類及び表示

〔株券の種類〕

第 18 条　当会社の発行する株券の種類は、１株券、５株券、10 株券、50 株券、100 株券、500 株券、1,000 株券、10,000 株券及び 100,000 株券とする。ただし 100 株未満の株式についてはその株数を表示した株券を発行することができる。

２．株主は、前項の株券のうち単元未満株式数を表示した株券は、第 11 条、第 22 条及び第 23 条の規定による場合を除き、発行を請求することができない。

３．第１項の規定にかかわらず、保管振替機構名義の株式については、その請求に基づき同項に定める株数以外の株数を表示した株券を発行することができる。

〔株主の表示〕

第 19 条　株券には、株主の氏名または名称を表示する。

２．株式の名義書換をしたときは、株券裏面の取得者記名欄に前項の表示をなし、株主名簿登録年月日を記載して、株主名簿管理人が証印するものとする。

３．第 15 条による届出により株券の表示を変更するときは、前項の規定を準用する。

〔質権の表示〕

第 20 条　第９条の規定により質権の登録またはその抹消をするときは、その旨を株券に表示し、株主名簿登録年月日を記載して、株主名簿管理人が証印するものとする。

第８章　株 券 の 再 発 行

〔分割または併合による再発行〕

第 21 条　株券の分割または併合により新株券の発行を請求するときは、請求書に株券を添えて提出しなければならない。

〔満欄による再発行〕

第 22 条　株券の取得者記名欄に余白がなくなったときは、これを回収して新株券を発行する。

〔毀損または汚損による再発行〕

第 23 条　株券の毀損または汚損により新株券の発行を請求するときは、請求書にその株券を添えて提出しなければならない。ただしその株券の真偽判別が困難であるときは、株券

の喪失とみなし、第9章の手続きによるものとする。

〔単元未満株券の自動併合〕

第24条　名義書換のため提出された単元未満の株券の組み合わせにより1単元となる場合には、名義書換請求人の特段の意思表示のない限り、1単元の株券に併合するものとする。

第9章　株券喪失登録等

〔株券喪失登録請求〕

第25条　株券喪失登録請求者は、請求書に株券の取得の事実を証明する書面及び株券の喪失の事実を証明する書面並びに株主名簿管理人が本人確認資料として定める書類（以下「本人確認書類」という）を添えて提出するものとする。ただし株券喪失登録請求者が、当該株券喪失登録に係る株券につき株主名簿に記載もしくは記録された株主または登録株式質権者である場合は、株券の喪失の事実を証明する書面のみを添えて提出するものとする。

〔株券喪失登録者による抹消の申請〕

第26条　株券喪失登録者が前条の登録の抹消を申請するときは、申請書を提出するものとする。

〔株券を所持する者による抹消の申請〕

第27条　株券喪失登録がなされた株券を所持する者（その株券についての株券喪失登録者を除く）が当該株券喪失登録の抹消を申請するときは、申請書に株券及び本人確認書類を添えて提出するものとする。ただし株主名簿に記載もしくは記録された株主または登録株式質権者による抹消の申請のときは本人確認書類の提出を要しない。

〔諸届の準用〕

第28条　株券喪失登録者が株主名簿に記載もしくは記録された株主または登録株式質権者ではない場合において、株券喪失登録簿の記載または記録の変更をしようとするときは、第12条から第15条の規定を準用する。

第10章　単元未満株式の買取り

〔買取りの請求〕

第 29 条　単元未満株式の買取りを請求するときは、請求書に株券を添えて提出するものとする。ただし株券が発行されていないときは、株券の提出を要しない。

2．実質株主が前項の請求を行うときは、請求書を参加者及び保管振替機構を経由して提出するものとする。

〔買 取 価 格〕

第 30 条　単元未満株式の1株当りの買取価格は、第2条に定める株主名簿管理人の事務取扱場所または取次所において請求を受けた日（以下「請求日」という）の東京証券取引所の開設する市場における最終価格とする。ただしその日に売買取引がないときは、その後最初になされた売買取引の成立価格とする。

〔買取代金の支払〕

第 31 条　買取代金は、当会社が別途定めた場合を除き、前条の買取価格が決定した日の翌日から起算して6営業日以内に、買取請求を受けた場所において、これを請求者に支払うものとする。ただし買取価格が剰余金の配当または株式の分割等の権利付価格であるときは、基準日までに、買取代金を支払うものとする。

2．買取請求者は、その指定する銀行預金口座への振込またはゆうちょ銀行現金払による買取代金の支払を請求することができる。

3．買取代金支払に際し、第 43 条第4号に定める手数料を控除する。

〔買取株式の移転〕

第 32 条　買取の請求を受けた単元未満株式は、前条による買取代金の支払いまたは支払手続を完了した日に、当会社に移転するものとする。

第 11 章　単元未満株式の買い増し

〔買い増しの請求〕

第 33 条　単元未満株式を有する株主が、その単元未満株式の数と併せて単元株式数となる数の株式を売り渡すべきことを請求（以下「買増請求」という）するときは、買増請求書に株券及び次条に定める買増概算金を添えて提出するものとする。ただし株券が発行されていないときは、株券の提出を要しない。

2．実質株主が前項の請求を行うときは、請求書を参加者及び保管振替機構を経由して提出するものとする。

〔買増概算金〕

第34条 買増概算金は、請求日の前営業日の東京証券取引所の開設する市場における最終価格（その日に売買取引がないときは、その日に先立つ直近日になされた売買取引の最終価格）に買増請求株式数を乗じた額に1.3を乗じた額とし、計算の結果生じる1,000円未満の金額はこれを切り上げるものとする。ただし実質株主が買増請求を行うときは、保管振替機構の定めるところによる。

2．当会社は、買増請求がなされた場合において、買増請求をする株主（以下「買増請求者」という）から買増概算金として提供された金額が前項に定める金額に不足するときは、当該買増請求を取り扱わないことができる。

〔自己株式の残高を超える買増請求〕

第35条 同一日になされた買増請求の合計株式数が、当会社の保有する買増請求に際して譲渡すべき自己株式数を超えているときは、その日における全ての買増請求は、その効力を生じないものとする。

2．当会社が保有する買増請求に際して譲渡すべき自己株式が10,000株を下回ったときは、10,000株以上となるまで買増請求の取り扱いを停止する。

〔買増請求の効力発生日〕

第36条 買増請求の効力は、買増請求書類及び買増概算金が第2条に定める株主名簿管理人の事務取扱場所または取次所に到達した日に生じるものとする。

〔買増請求の受付停止期間〕

第37条 当会社は、毎年3月31日から起算して12営業日前から3月31日までの間、及び9月30日から起算して12営業日前から9月30日までの間、買増請求の受付を停止する。

2．前項に定めるほか、当会社が必要と認めるときは、買増請求の受付停止期間を設けることができるものとする。

〔買 増 価 格〕

第38条 単元未満株式の1株当りの買増価格は、買増請求の効力発生日の東京証券取引所の開設する市場における最終価格とする。ただしその日に売買取引がないときは、その後最初になされた売買取引の成立価格とする。

2．買増概算金が、買増価格及び第43条第5号に定める手数料の合計額（以下「買増代金」という）に不足するときは、不足金額を買増請求者に請求するものとする。この場合、不足金額を請求した日の翌日から起算して5営業日以内に不足金額が支払われないときは当該買増請求は取消される。

〔買増代金の受領〕

第39条　当会社は、前条の買増価格が決定した日または前条第２項の不足金額が支払われた日の翌日から起算して６営業日以内に、買増概算金の中から買増代金を受領するものとする。ただし買増価格が剰余金の配当または株式の分割等の権利付価格であるときは、基準日までに、買増代金を受領するものとする。

２．買増概算金から買増代金を差し引いた残金は、買増請求者の指定する銀行預金口座への振込またはゆうちょ銀行現金払により、返還するものとする。

〔買増株式の移転〕

第40条　買増請求を受けた単元未満株式は、前条による買増代金の受領を完了した日に、買増請求者に移転するものとする。

〔株券の交付〕

第41条　買増請求により１単元となった株式は、遅滞なく株券を発行し、買増請求者に交付するものとする。ただし実質株主が買増請求を行う場合はこの限りでない。

第12章　株主の権利行使の方法

〔株主提案権等の株主の権利の行使方法〕

第42条　株主が法令に基づき、取締役に対して、株主総会の招集の請求、一定の事項を株主総会の目的とすることの請求、株主総会の目的である事項につき当該株主が提出しようとする議案の要領を株主に通知することの請求、または、株主が株主総会において説明を求める事項について予め行う通知等の株主の権利を行使する場合には、この規則に別段の定めのある場合を除き、書面をもって行うことを要する。

２．取締役が前項の規定に基づき、議案提案の理由及び議案が役員選任議案の場合の候補者に関する事項を株主総会参考書類に記載する場合において、その字数が400文字を超えるときは、概要を記載することができるものとする。

第13章　手　数　料

〔手　数　料〕

第43条　当会社の株式取り扱いに関する手数料は、次のとおりとする。

①　第11条（不所持株券の発行請求）により株券を交付する場合
　　その新株券発行に係る印紙税相当額

② 第23条（毀損または汚損による再発行）に基づく請求により株券を交付する場合
　その新株券発行に係る印紙税相当額
③ 第25条（株券喪失登録の請求）に基づく株券喪失登録の請求の場合
　当会社が、株主名簿管理人へ支払う株券喪失登録に関する手数料相当額
④ 第29条（買取りの請求）に基づく単元未満株式の買取りの場合
　当会社が、株主名簿管理人へ支払う単元未満株式の買取手数料相当額
⑤ 第33条（買い増しの請求）に基づく単元未満株式の買い増しの場合
　当会社が、株主名簿管理人へ支払う単元未満株式の買増手数料相当額

附　　　則

〔旧商法に基づく株券喪失登録に関する経過措置〕

平成18年5月1日前に株券喪失登録の申請がされた株券喪失登録の手続については、法令の定めによりなお従前の例によるほか、次に掲げる各号のとおりとする。

① 株券喪失登録の異議を申請するときは、申請書に株券及び本人確認書類を添えて提出するものとする。ただし株主または登録株式質権者からの異議申請のときは、本人確認書類の提出を要しない。
② 失効株券の再発行を請求するときは、請求書を提出するものとする。
③ 前号により株券を交付する場合の手数料は次のとおりとする。
　その新株券発行に係る印紙税相当額

以　上

END